

Mail Stop 3720

July 7, 2009

Mr. Serkan Okandan
Chief Financial Officer
Turkcell
Turkcell Plaza
Mesrutiyet Caddesi No:71
34430 Tepebasi
Istanbul, Turkey

> **Re:** **Turkcell**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 30, 2009**
> **File No. 1-15092**

Dear Mr. Okandan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

5.A Operating Results

Revenues, page 86

1. Please provide a more in-depth analysis of the significant factors that contributed to the growth in revenues and profits. It appears that generally, telecommunications revenues increased due to the "partial impact of higher usage, subscriber growth and upward price adjustments." However, since most of the subscriber growth was attributable to postpaid subscribers, it appears that such subscribers accounted for most of your revenue growth. In particular, please discuss:

- How the increase in your postpaid subscribers relative to your total subscriber base impacted average revenue per user and churn. In this regard, we note on page 78 that the growing prepaid subscriber base had a "dilutive impact" on average revenue per user.
- To what extent your corporate segment impacted revenue trends.
- How revenues, operating expenses, and profits increased or decreased from year to year when measured on a constant dollar basis.
- What adverse effects, if any, may arise following recent decisions and Board Resolutions of the ICTA. In this regard we refer to page 56.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity, page 96
Consolidated Statements of Cash Flows, page F-7

2. We note that you attributed the decrease in net cash provided by operating activities in 2008 primarily to the increase in taxes paid. Please provide a more comprehensive analysis of your operating cash flows, which decreased despite an increase in your profit for 2008 compared to 2007. In particular, please discuss the significant decreases in the two intermediate measures of cash flows from operating activities and their significant components (i.e. your subtotals preceding the effects of income taxes paid). Please advise or revise.

13. Intangible Assets, page F-38

3. Please tell us the nature of computer software which accounted for a significant portion of your intangible assets. Further, please disclose your accounting policy for your computer software, including your assessment of recoverability. Also, you should address any software developed arising from your R&D partnership. Refer to the pertinent guidance in IAS 36 and IAS 38. Additionally, please provide a separate caption for computer software assets which appear to be in excess of five percent of your total assets. Refer to Rule 5-02-15 of Regulation S-X.

32. Contingencies
License Agreements, pages F-61 to F-62

4. We note that there are certain requirements which must be met under the Renewed License Agreement. On page 55, you stated that you surpassed the coverage obligations yet we were unable to locate any disclosure regarding whether you complied with the required service offerings and service quality as of the balance sheet date. Please advise or revise.

<u>Investigation of the Information and Communication Technologies Authority on International Voice Traffic, page F-68</u>

5. As disclosed herein, at least two expertise reports concluded that the interconnection agreement between you and Milleni.com damaged Turk Telekom's interest at an amount that appeared to be consistently within a reasonable range. Provide us your analysis of the evidence that you considered, including events that occurred after the reporting period, in determining whether or not a present obligation existed at the end of the reporting period. Refer to IAS 37 in your response. Additionally, please clarify your disclosure to identify which aforementioned request, as cited herein, has no legal basis and your reasons why.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director